UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   October 30, 2012



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02 **Results of Operations and Financial Condition.**

On October 30, 2012, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ADM is making reference to non-GAAP financial measures in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 9.01 **Financial Statements and Exhibits**.

(c) Exhibits The following exhibit is furnished herewith:

99.1 Press release dated October 30, 2012 announcing first quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER-DANIELS-MIDLAND COMPANY


Date: October 30, 2012   By   /s/ Marschall I. Smith
                                      Marschall I. Smith
                                      Senior Vice President, Secretary and
                                       General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated October 30, 2012



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Ill. 62526

ADM Reports First Quarter 2012.5 Results
Reported EPS of $0.28 and adjusted EPS of $0.50, down from year-ago quarter
Operating profit declined as strong Oilseeds results were offset by negative ethanol margins

DECATUR, Ill., Oct. 30, 2012 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended Sept. 30, 2012. The company reported net earnings for the quarter of $182 million, or $0.28 per share, down from $0.68 per share in the same period one year earlier. Adjusted earnings per share[1] were $0.50, primarily reflecting a $0.16 charge related to ADM's planned divestment of Gruma. Segment operating profit[1] was $498 million, including a $146 million charge related to Gruma.

"Our first-quarter segment results were mixed," said ADM Chairman and CEO Patricia Woertz. "Oilseeds performance was strong, the ethanol industry experienced sustained negative margins, and Agricultural Services managed well through a complicated quarter, challenged by the drought.

"During the first quarter, we focused on actions that will improve returns. We made progress in our ongoing portfolio management efforts. And I'm proud of our efforts and the results of our work to reduce costs and capital.

"As we look ahead to 2013, we are bringing online our large Paraguay soybean processing plant as South American farmers are responding to market conditions with record plantings, and we are implementing plans to navigate the tight U.S. crop supply.

"Longer-term, we remain optimistic as we see continued growth in global demand for protein meal and other agricultural products. We continue to execute our strategy, aligning our business to serve rising demand from customers around the world."

First Quarter 2012.5 Financial Highlights

- Adjusted EPS of $0.50 excludes a Gruma-related charge of $0.16 per share and a LIFO charge of $0.05 per share.
- Oilseeds Processing profit increased $116 million, with year-over-year improvements in our crushing and origination business in all regions.
- Corn Processing profit decreased $115 million as continued negative ethanol margins more than offset improved results from sweeteners and starches.
- Agricultural Services profit fell $99 million, excluding the Gruma charge, as smaller crops reduced U.S. merchandising and handling results.
- On track to achieve $150 million in annual run-rate savings ahead of schedule.

---

[1] Non-GAAP financial measures, see pages 5 and 10 for explanations and reconciliations

Adjusted EPS of 50 Cents, down 8 Cents

Adjusted EPS decreased primarily due to lower segment operating profit.

This quarter's effective tax rate was 38 percent and included special factors. Excluding these items, the effective tax rate was 30 percent, in line with last year's first quarter.

Oilseeds Earnings Improve Across All Three Regions

Oilseeds operating profit in the first quarter was $336 million, up $116 million from the same period one year earlier.

Crushing and origination operating profit was $256 million, up $150 million from the year-ago quarter on strong improvements by all three geographies. ADM's U.S. soybean operations delivered very strong results amid good U.S. demand and meal exports. In Europe, soybean and rapeseed crushing earnings improved significantly.

Refining, packaging, biodiesel and other generated a profit of $28 million for the quarter, down $27 million, with steady results in North and South America offset by weaker European biodiesel results.

Cocoa and other results increased $27 million. Weaker cocoa press margins were offset by the absence of last year's significant negative mark-to-market impacts.

Oilseeds results in Asia for the quarter were down $34 million from the prior year's first quarter, principally reflecting ADM's share of the results from its equity investee Wilmar International Limited.

Corn Processing Results Weak on Continued Ethanol Industry Challenges

Corn processing operating profit was $68 million, a decrease of $115 million from the same period one year earlier.

Sweeteners and starches operating profit increased $64 million to $94 million, as tight sweetener industry capacity supported higher year-over-year selling prices. The year-ago quarter's results were negatively impacted by higher net corn costs related to the timing effects of economic hedges.

Bioproducts results in the quarter decreased $179 million to a loss of $26 million. Weak U.S. ethanol exports, strong Brazilian imports and slow E15 implementation kept industry margins negative.

Agricultural Services Down From Strong Prior-Year Results

Agricultural Services operating profit excluding the Gruma charge was $224 million, down $99 million from the same period one year earlier.

Merchandising and handling earnings fell $101 million to $108 million, mostly due to weaker U.S. merchandising results impacted by the smaller U.S. harvest.

Transportation results decreased $9 million to $19 million impacted by low barge freight utilization driven by reduced corn exports.

Milling and other results increased $11 million, excluding the Gruma charge. Milling results remained strong, and ADM Alliance Nutrition saw improved margins amid stronger demand.

Other Financial Results Improve

Operating profit from ADM's Other Financial businesses was $16 million, up $21 million, with improved results from captive insurance and ADM Investor Services.

Conference Call Information

ADM will host a conference call and audio webcast Tuesday, Oct. 30, 2012, at 8 a.m. Central Time to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call.

To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial (888) 522-5398 in the U.S. or (706) 902-2121 if calling from outside the U.S. The access code is 31529634.

A replay of the call will be available from Oct. 31, 2012 to Nov. 6, 2012. To listen to the replay by telephone, dial (855) 859-2056 in the U.S. or (404) 537-3406 if calling from outside the U.S. The access code is 31529634. To listen to the replay online, visit www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 30,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, industrial and energy uses. With more than 270 processing plants, 420 crop procurement facilities, and the world's premier crop transportation network, ADM helps connect the harvest to the home in more than 160 countries. For more information about ADM and its products, visit www.adm.com.

Archer Daniels Midland Company

Media Relations Contact
David Weintraub
217-424-5413

Investor Relations Contact
Ruth Ann Wisener
217-451-8286

Financial Tables Follow

Segment Operating Profit and Corporate Results[1]
A non-GAAP financial measure (unaudited)

	Quarter ended September 30						
		2012		2011[1]		Change	
		(In millions)					
Oilseeds Processing Operating Profit							
Crushing and origination	$	256	$	106	$	150	
Refining, packaging, biodiesel and other		28		55		(27)	
Cocoa and other		29		2		27	
Asia		23		57		(34)	
Total Oilseeds Processing	$	336	$	220	$	116	
Corn Processing Operating Profit							
Sweeteners and starches	$	94	$	30	$	64	
Bioproducts		(26)		153		(179)	
Total Corn Processing	$	68	$	183	$	(115)	
Agricultural Services Operating Profit							
Merchandising and handling	$	108	$	209	$	(101)	
Transportation		19		28		(9)	
Milling and other (excl. charges)		97		86		11	
Asset impairment charge		(146)		-		(146)	
Total Agricultural Services	$	78	$	323	$	(245)	
Other Operating Profit							
Financial		16		(5)		21	
Total Other	$	16	$	(5)	$	21	
Segment Operating Profit	$	498	$	721	$	(223)	
Corporate Results							
LIFO credit (charge)	$	(53)	$	126	$	(179)	
Interest expense - net		(107)		(98)		(9)	
Unallocated corporate costs		(70)		(84)		14	
Debt buyback costs		-		(4)		4	
Other		27		(1)		28	
Total Corporate	$	(203)	$	(61)	$	(142)	
Earnings Before Income Taxes	$	295	$	660	$	(365)	

Total segment operating profit is ADM's consolidated income from operations before income tax that excludes certain corporate items. Management believes that segment operating profit is a useful measure of ADM's performance because it provides investors information about ADM's business unit performance excluding certain corporate overhead costs. Total segment operating profit is a non-GAAP financial measure and is not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

(1) Beginning fourth quarter fiscal 2012, ADM realigned segment operating profit to reflect a change in how the company manages its businesses. As a result, ADM now reports Cocoa processing results as part of a new category in Oilseeds called "Cocoa and Other" and Milling results in an Agricultural Services category called "Milling and Other". In addition, beginning fourth quarter fiscal 2012, the company discontinued the allocation of working capital interest to the operating segments. Prior periods have been restated to conform to the current period presentation.

Consolidated Statements of Earnings
(unaudited)

		Quarter ended September 30		
		2012		2011
		(In millions, except per share amounts)		
Net sales and other operating income	$	21,808	$	21,902
Cost of products sold		21,002		20,868
Gross profit		806		1,034
Selling, general and administrative expenses		(390)		(407)
Asset impairment charge		(146)		-
Equity in earnings of unconsolidated affiliates		113		124
Investment income		30		40
Interest expense		(106)		(113)
Other income (expense) – net		(12)		(18)
Earnings before income taxes		295		660
Income taxes		(111)		(199)
Net earnings including noncontrolling interests		184		461
Less: Net earnings (losses) attributable to noncontrolling interests		2		1
Net earnings attributable to ADM	$	182	$	460
Diluted earnings per common share	$	0.28	$	0.68
Average number of shares outstanding		661		674

Other income (expense) - net consists of:				
Net gain on marketable securities transactions	$	2	$	5
Debt buyback/exchange costs		-		(12)
Other – net		(14)		(11)
	$	(12)	$	(18)

Summary of Financial Condition
(unaudited)

	September 30, 2012		June 30, 2012
	(in millions)		
NET INVESTMENT IN			
Working capital	$ 16,538	$	16,113
Property, plant, and equipment	9,883		9,812
Investments in and advances to affiliates	3,379		3,388
Long-term marketable securities	246		262
Other non-current assets	1,098		1,137
	$ 31,144	$	30,712
FINANCED BY			
Short-term debt	$ 3,678	$	2,108
Long-term debt, including current maturities	6,815		8,212
Deferred liabilities	2,210		2,223
Shareholders' equity	18,441		18,169
	$ 31,144	$	30,712

Summary of Cash Flows
(unaudited)

		Three Months Ended September 30		
		2012		2011
		(in millions)		
Operating Activities				
Net earnings	$	184	$	461
Depreciation and amortization		217		207
Asset impairment charge		146		-
Other – net		111		114
Changes in operating assets and liabilities		(175)		1,305
Total Operating Activities		483		2,087
Investing Activities				
Purchases of property, plant and equipment		(252)		(443)
Net assets of businesses acquired		(21)		(12)
Marketable securities – net		(319)		300
Cash held in a deconsolidated entity		-		(130)
Other investing activities		30		36
Total Investing Activities		(562)		(249)
Financing Activities				
Long-term debt borrowings		3		2
Long-term debt payments		(1,412)		(85)
Net borrowings (repayments) under lines of credit		1,547		(663)
Debt repayment premium and costs		-		(32)
Purchases of treasury stock		-		(240)
Cash dividends		(115)		(107)
Other		-		(8)
Total Financing Activities		23		(1,133)
Increase (decrease) in cash and cash equivalents		(56)		705
Cash and cash equivalents - beginning of period		1,291		615
Cash and cash equivalents - end of period	$	1,235	$	1,320

Segment Operating Analysis
(unaudited)

	Quarter Ended September 30	
	2012	2011
	('000s of metric tons)	
Processed volumes		
Oilseeds	7,462	7,018
Corn	6,281	6,111
Milling and Cocoa	1,790	1,881
Total processed volumes	15,533	15,010

	Quarter Ended September 30			
	2012		2011	
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$	9,688	$	9,071
Corn Processing		3,126		3,293
Agricultural Services		8,956		9,510
Other		38		28
Total net sales and other operating income	$	21,808	$	21,902

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter Ended September 30	
	2012	2011
Reported Earnings Per Share (fully-diluted)	$ 0.28	$ 0.68
Adjustments:		
LIFO charge/(credit) (a)	0.05	(0.11)
Asset impairment charge (b)	0.16	-
Brazil income tax remeasurement (c)	0.01	-
Debt buyback/exchange costs (d)	-	0.01
Adjusted Earnings Per Share (non-GAAP)	$ 0.50	$ 0.58

(a) The Company's pretax changes in its LIFO reserves during the period, tax effected using the Company's U.S. effective income tax rate.
(b) The impairment charge related to the Company's investments associated with Gruma, tax effected using the applicable U.S. and Mexican tax rates.
(c) The tax impact of foreign-exchange remeasurement of certain Brazilian assets.
(d) The pretax costs incurred to extinguish or modify the Company's outstanding debt prior to maturity, tax effected using the Company's U.S effective income tax rate.

Adjusted EPS is ADM's fully diluted EPS after removal of the effect on Reported EPS of certain specified items as more fully described above. Management believes that Adjusted EPS is a useful measure of ADM's performance because it provides investors additional information about ADM's operations allowing better evaluation of ongoing business performance. Adjusted EPS is a non-GAAP financial measure and is not intended to replace or be an alternative to EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item.